

02035840

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ... X. ... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No .. X ....

PE
5-1-02

Change in Directors' Interests

In pursuance of the Company's obligations under Section 329 of the Companies Act 1985 and Chapter 16, paragraphs 16.13(a) and 16.13(c) of the Listing Rules, I hereby advise you that the Directors listed below have today notified the Company that they have received the number of ordinary shares of 10p each of the Company indicated below for nil consideration from the Abbey National Employee Trust under the terms of the Company's Long Term Incentive Plan.

Director	No of Shares Received On 16 May, 2002	Total Holding Following This Notification
Ian Harley	4882	99,878
Andrew Pople	3943	69,544

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Abbey National plc

2) Name of director

Andrew Pople

3) Please state whether notification indicates that it is in respect of
   holding of the shareholder named in 2 above or in respect of a non-
   beneficial interest or in the case of an individual holder if it is a holding of
   that person's spouse or children under the age of 18 or in respect of a non-
   beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the
   number of shares held by each of them (if notified)

Andrew Pople

5) Please state whether notification relates to a person(s) connected
   with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
   please indicate whether general/single co PEP and if discretionary/non
   discretionary

Share Sale

7) Number of shares/amount of
   stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
   of stock disposed

1578

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 10 pence each

12) Price per share

1058½p

13) Date of transaction

16 May, 2002

14) Date company informed

16 May, 2002

15) Total holding following this notification

67,966

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Ian Christie, 0207 612 4205

25) Name and signature of authorised company official responsible for making this notification

Ian Christie, Assistant Group Secretary

Date of Notification....16 May, 2002............................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:16ᵗʰ May, 2002

By _____

Ian Christie, Assistant Group Secretary